UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                        COMMISSION FILE NUMBER: 0-25753
                           NOTIFICATION OF LATE FILING

[X] Form 1O-KSB   [ ] Form 11-K   [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: June 30, 2005

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ----------------------------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT INFORMATION

Full Name of Registrant:   POWER2SHIP, INC.
                           ----------------

Former Name if Applicable:
                           ----------------

903 Clint Moore Road
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Address  of  Principal  Executive  Office  (Street  and  Number)

Boca Raton, Florida  33487
--------------------------
City, State and Zip Code

PART  II  -  RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X]     (a)     The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]     (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 1O-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company could not complete the Form 10-KSB within the prescribed time because the Registrant's management required additional time to provide certain information to be included in the Report including, but not limited to, the financial and operating results of its two subsidiaries, Commodity Express Transportation, Inc. and Power2Ship Intermodal, Inc., which both began operations on March 21, 2005 upon acquiring certain assets from two operating businesses, the results of which will be material to the information disclosed in the Report.

PART  IV  -  OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

        Richard Hersh                  (561)            998-7557
----------------------------------------------------------------------
          (Name)                    (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

     [X]  Yes               [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]  Yes               [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  POWER2SHIP, INC.
                                  ----------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     September 28, 2005                  By: /s/ Richard Hersh
                                                 ------------------
                                                 Richard Hersh
                                                 Chief Executive Officer

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